August 21, 2018

Daniel Tsai
Chief Executive Officer
iMine Corporation
8520 Allison Pointe Blvd Ste. 223 #87928
Indianapolis, Indiana 46250

       Re: iMine Corporation
           Registration Statement on Form S-1
           Filed July 25, 2018
           File No. 333-226325

Dear Mr. Tsai:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 25, 2018

Our Business, page 13

1. Please disclose the material terms of your business arrangement with GIGAIPC, including whether GIGAIPC has agreed to provide warranties for the mining rigs. We note your disclosure on page 15 that you expect that customers would deal directly with GIGAIPC.
Source of Supply, page 14

2. You state: "As part of the manufacturing process, GIGAIPC tests the equipment be [sic]
       generating cryptocurrency using our mining rigs to confirm that the mining rig will generate cryptocurrency. GIGAIPC retains any cryptocurrency which it generated in the
 Daniel Tsai
iMine Corporation
August 21, 2018
Page 2
      testing process, and we have no interest in the cryptocurrency." However, on page F-18, you state: "The Company plans to test this equipment by mining cryptocurrency prior to selling the equipment." Please clarify whether you or GIGAIPC plan to mine cryptocurrency prior to selling the mining rigs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at
(202) 551-3713
with any questions.



                                                           Sincerely,

FirstName LastNameDaniel Tsai                              Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameiMine Corporation
                                                           Mining
August 21, 2018 Page 2
cc:       Asher S. Levitsky P.C.
FirstName LastName